Exhibit 99.1

Copa Holdings Reports Financial Results for the Fourth Quarter of 2015

Excluding special items, adjusted net income came in at $31.7 million, or EPS of $0.73 per share

Panama City, Panama — February 17, 2016. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the fourth quarter of 2015 (4Q15) and full year 2015. The terms “Copa Holdings" and "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the fourth quarter of 2014 (4Q14).

The financial information included in this press release is preliminary as the Company has not yet issued its audited financial statements and may differ from those results. During the course of the preparation of the financial statements and related notes and our year-end audit, additional items that would require material adjustments to the preliminary financial information included in this press release may be identified.

OPERATING AND FINANCIAL HIGHLIGHTS

•	Copa Holdings reported net income of US$1.9 million for 4Q15 or earnings per share (EPS) of US$0.04, as compared to net income of US$26.2 million or EPS of US$0.59 in 4Q14. Excluding special items, which for 4Q15 includes a non-cash loss of US$25.3 million associated with the mark-to-market of fuel hedge contracts, a US$2.3 million gain associated with the mark-to-market of shares repurchased, and a US$6.9 million loss related to the devaluation of the Argentinean Peso, Copa Holdings would have reported adjusted net income of US$31.7 million or adjusted EPS of US$0.73, compared to adjusted net income of US$115.6 million or adjusted EPS of US$2.61 in 4Q14.

•	Net income for full year 2015 reached US$185.4 million or EPS of US$4.23, compared to US$361.7 million or EPS of US$8.15 for full year 2014. Excluding special items, which for 2015 includes a non-cash loss of US$21.6 million associated with the mark-to-market of fuel hedge contracts, a US$6.9 million loss related to the devaluation of the Argentinean Peso, and a US$2.3 million loss related to the devaluation of the Venezuelan Bolivar, Copa Holdings would have reported an adjusted net income of US$216.2 million or EPS of US$4.93, compared to adjusted net income of US$484.8 million or adjusted EPS of US$10.92 for full year 2014.

•	Operating income for 4Q15 came in at US$39.1 million, representing a 61.6% decrease over operating income of US$101.8 million in 4Q14, mainly as a result of a 20.2% decrease in unit operating revenue per available seat mile (RASM) and partly offset by a 30.8% drop in the all-in price of jet fuel. As a result, operating margin for 4Q15 came in at 7.3%, compared to an operating margin of 15.6% in 4Q14.

•	The Company reported operating income of US$266.1 million for full year 2015, representing a decrease of 48.9% over operating income of US$521.1 million in 2014. Operating margin for full year 2015 came in at 11.8%, compared to an operating margin of 19.3% in 2014.

•	Total revenues for 4Q15 decreased 18.6% to US$532.6 million. Yield per passenger mile decreased 20.4% to 12.5 cents and RASM came in at 9.7 cents, or 20.2% below 4Q14.

•	For 4Q15, consolidated passenger traffic grew 1.7% while consolidated capacity grew 2.0%. As a result, consolidated load factor for the quarter decreased 0.3 percentage points to 74.8%. For full year 2015, consolidated load factor came in at 75.2%, 1.4 percentage points lower than 2014 on 4.4% capacity growth.

•	Operating cost per available seat mile (CASM) decreased 12.4%, from 10.3 cents in 4Q14 to 9.0 cents in 4Q15, mostly as a result of a 30.8% decrease in the all-in price of jet fuel. CASM excluding fuel costs decreased 2.4% from 6.7 cents in 4Q14 to 6.5 cents in 4Q15.

•	Cash, short-term and long-term investments ended 2015 at US$1.1 billion, representing 49% of the last twelve months’ revenues. Of this amount, 38% or US$422.6 million is in Venezuela the repatriation of which is subject to government currency controls.

•	During the fourth quarter, Copa Airlines took delivery of four Boeing 737-800 aircraft, and returned 3 leased Embraer 190s. As a result, Copa Holdings ended the year with a consolidated fleet of 100 aircraft – 63 Boeing 737-800s, 14 Boeing 737-700s, and 23 Embraer-190s.

•	For 2015, Copa Holdings reported consolidated on-time performance of 90.6% and a flight-completion factor of 99.7%, maintaining its position among the best in the industry.

Subsequent Events

•	On February 17, 2016, the Board of Directors of Copa Holdings approved a change to the Company’s dividend policy from a current payout of 40% of previous years’ reported net income to 40% of previous years’ adjusted net income. The Board of Directors also approved a 2016 dividend payment of US$0.51 cents per share per quarter, corresponding to 40% of Copa Holdings’ adjusted consolidated net income for 2015. Dividends will be distributed quarterly during the months of March, June, September and December. The first quarterly dividend of US$0.51 cents per share will be paid on March 16 to shareholders on record as of March 3rd, 2016.

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Consolidated Financial & Operating Highlights	4Q15	Variance vs. 4Q14		Variance vs. 3Q15		FY 2015	Variance vs. 2014
Revenue Passengers Carried ('000)	2,055	5.3%		3.4%		7,875	1.0%
RPMs (mm)	4,103	1.7%		-0.3%		16,310	2.5%
ASMs (mm)	5,486	2.0%		1.6%		21,675	4.4%
Load Factor	74.8%	-0.3	p.p.	-1.5	p.p.	75.2%	-1.4	p.p.
Yield	12.5	-20.4%		-1.9%		13.3	-19.3%
PRASM (US$ Cents)	9.3	-20.7%		-3.8%		10.0	-20.8%
RASM (US$ Cents)	9.7	-20.2%		-4.3%		10.4	-20.3%
CASM (US$ Cents)	9.0	-12.4%		-2.2%		9.2	-13.0%
CASM Excl. Fuel (US$ Cents)	6.5	-2.4%		1.0%		6.4	-3.0%
Breakeven Load Factor (1)	68.8%	-10.3	p.p.	-1.0	p.p.	65.8%	-6.2	p.p.
Fuel Gallons Consumed (Millions)	70.4	1.9%		1.8%		277.1	3.2%
Avg. Price Per Fuel Gallon (US$ Dollars)	1.95	-30.8%		-9.8%		2.18	-28.8%
Average Length of Haul (Miles)	1,997	-3.4%		-3.6%		2,071	1.4%
Average Stage Length (Miles)	1,222	-0.8%		-0.9%		1,236	1.9%
Departures	31,184	1.5%		1.8%		122,588	1.1%
Block Hours	97,788	0.4%		0.8%		388,355	3.0%
Average Aircraft Utilization (Hours)	10.7	-1.6%		-0.9%		10.8	-1.7%
Operating Revenues (US$ mm)	532.6	-18.6%		-2.7%		2,250.1	-16.8%
Operating Income (US$ mm)	39.1	-61.6%		-22.7%		266.1	-48.9%
Operating Margin	7.3%	-8.2	p.p.	-1.9	p.p.	11.8%	-7.4	p.p.
Net Income (US$ mm)	1.9	-92.6%		-69.0%		185.4	-48.7%
Adjusted Net Income (US$ mm) (1)	31.7	-72.6%		-15.3%		216.2	-55.4%
EPS - Basic and Diluted (US$)	0.04	-92.5%		-68.5%		4.23	-48.1%
Adjusted EPS - Basic and Diluted (US$) (1)	0.73	-71.9%		-13.8%		4.93	-54.9%
# of Shares - Basic and Diluted ('000)	43,286	-2.4%		-1.7%		43,861	-1.2%

(1) Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 4Q15, 4Q14, 3Q15, 2015 and 2014 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges and shares repurchased, and the impact of the Argentinean and Venezuelan currency devaluations.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

MANAGEMENT’S COMMENTS ON 4Q15 RESULTS

Copa Holdings fourth quarter results reflect lower passenger yields driven in large part by the reduction in yields in Brazil, Colombia and Venezuela as well as further demand weakness in other markets, partially offset by lower fuel expense and lower ex-fuel unit costs for the quarter.

Consolidated operating revenues decreased 18.6% to US$532.6 million during the quarter on capacity growth of 2.0%. Load factor came in at 74.8%, 0.3 percentage points below 4Q14, while yields came in at 12.5 cents, 20.4% lower than 4Q14. As a result, passenger revenues per ASM (PRASM) decreased 20.7% from 11.8 cents in 4Q14 to 9.3 cents in 4Q15.

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Operating expenses for 4Q15 decreased 10.7% to US$493.5 million, while operating expenses per ASM (CASM) decreased 12.4% to 9.0 cents. Excluding fuel costs, unit costs decreased 2.4% to 6.5 cents, mainly as a result of a decrease in sales related costs and a decrease in salaries and benefits which was primarily due to a reduction in variable compensation accruals.

Aircraft fuel expense decreased 29.5% or US$57.3 million compared to 4Q14, as a result of lower jet fuel prices, partly offset by increased capacity. The Company’s effective jet fuel price, which includes a realized fuel hedge loss of US$24.1 million in 4Q15 and a US$11.0 million loss in 4Q14, decreased 30.8%, from an average of US$2.81 per gallon in 4Q14 to US$1.95 per gallon in 4Q15. For 4Q15, the Company had fuel hedges in place representing 25% of its consolidated volume. With regards to its fuel hedge policy, the Company currently has hedged approximately 33% and 6% of its consolidated volume for 2016 and 2017, respectively.

The Company recorded non-operating expenses of US$26.2 million for 4Q15 compared to non-operating expenses of US$80.9 million for 4Q14. Non-operating expenses for 4Q15 included a fuel hedge mark-to-market loss of US$25.3 million, compared to a fuel hedge mark-to-market loss of US$89.1 million in 4Q14.

Copa Holdings closed the quarter with US$1.1 billion in cash, short-term and long-term investments, representing approximately 49% of last twelve months´ revenues. Of such cash, US$422.6 million is subject to exchange controls in Venezuela and pending repatriation. Given the current economic conditions of the country, we believe it is highly unlikely that in the foreseeable future we will receive authorizations to repatriate these funds at the exchange rates that these sales were incurred. Given this, we may have to book a foreign currency translation loss of our outstanding Venezuela cash balance. Excluding our funds in Venezuela, cash, short term and long term investments amounted to US$684 million, or 30% of last twelve months’ revenues.

Total debt at the end of 4Q15 amounted to US$1.3 billion compared to US$1.1 billion at the end of 4Q14, all of which is related to aircraft financing.

During the quarter, as part of its approved US$250 million share buyback program, the Company completed a US$100 million accelerated share repurchase agreement pursuant to which the Company was delivered in total 1.96 million shares of its common stock.

Copa Holdings’ fourth quarter results are mostly the product of a weak economic environment in Latin America, in particular South America. However, we believe we have a very solid business model, which is based on operating the best and most convenient network for intra-Latin America travel from our hub based in Panama’s advantageous geographic position, with unit costs amongst the lowest in the region, best on-time performance, and a strong balance sheet. Going forward, the Company expects to continue to strengthen its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

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OUTLOOK FOR 2016

For 2016, the Company updates its guidance as follows: Consolidated capacity is expected to grow in the range of +/-3%, mainly as a result of the full year effect of capacity added in 2015.

Load factors are expected to come in at +/-76%, slightly higher than 2015, mainly as a result of capacity optimization in weaker markets. Unit revenues (RASM) are expected to come in at +/-9.8 cents due to lower economic growth expectations for Latin America. Unit costs excluding fuel, CASM ex-fuel, are expected to come in at +/-6.5 cents mainly due to lower capacity growth than 2015.

Factored into the current guidance is an estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, of US$1.70 per gallon. As a result, the Company is projecting an operating margin in the range of 11% to 13% for 2016.

Financial Outlook	2016 Guidance	2015 Actual
Capacity - YOY ASM Growth	+/-3%	4.4%
Average Load Factor	+/-76%	75.2%
RASM (cents)	+/-9.8	10.4
CASM Ex-fuel (cents)	+/-6.5	6.4
Operating Margin	11-13%	11.8%

CONSOLIDATED FOURTH QUARTER RESULTS

Operating revenue

Consolidated revenue for 4Q15 totaled US$532.6 million, an 18.6% or US$121.6 million decrease over operating revenue of US$654.2 million in 4Q14, due to a 19.1% or US$120.9 million decrease in passenger revenue.

Passenger revenue. For 4Q15, passenger revenue totaled US$512.1 million, a decrease of 19.1% from passenger revenue of US$633.1 million in 4Q14. A 0.3 percentage point decrease in load factor, combined with a 20.4% drop in passenger yield, resulted in a 20.7% decrease in PRASM.

Cargo, mail and other. Cargo, mail and other revenue totaled US$20.5 million in 4Q15, a 3.2% decrease from cargo, mail and other of US$21.1 in 4Q14.

Operating expenses

For 4Q15, operating expenses decreased 10.7% to US$493.5 million, representing operating cost per available seat mile (CASM) of 9.0 cents. Operating cost per available seat mile (CASM) excluding fuel costs decreased 2.4% from 6.7 cents in 4Q14 to 6.5 cents in 4Q15.

An overview of the major variances on a consolidated basis follows:

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Aircraft fuel. For 4Q15, aircraft fuel totaled US$136.9 million, a US$57.3 million or 29.5% decrease over aircraft fuel of US$194.1 million in 4Q14. This decrease was primarily a result of a 30.8% lower average price per gallon of jet fuel (all-in), which averaged US$1.95 in 4Q15 as compared to US$2.81 in 4Q14, partially offset by a 1.9% increase in gallons consumed from the additional capacity. This average price per gallon of jet fuel for 4Q15 includes a $24.1 million realized fuel hedge loss, compared to a US$11.0 million fuel hedge loss in 4Q14.

Salaries and benefits. For 4Q15, salaries and benefits totaled US$70.4 million, a 13.7% decrease over salaries and benefits of US$81.6 million in 4Q14. This was mainly driven by a reduction in variable compensation accruals and the positive effect of weaker FX rates against the US dollar.

Passenger servicing. For 4Q15, passenger servicing totaled US$63.7 million, a 9.4% decrease over passenger servicing of US$70.3 million in 4Q14. This decrease resulted primarily from efficiencies related to airport handling at stations and the positive effect of weaker FX rates against the US dollar.

Commissions. For 4Q15, commissions totaled US$19.6 million, a 23.6% decrease over commissions of US$25.6 million in 4Q14. This decrease was primarily a result of a lower passenger revenue base, partly offset by a higher average commission rate.

Reservations and sales. Reservations and sales totaled US$24.9 million, a 4.5% increase over reservation and sales of US$23.8 million in 4Q14. This increase was primarily a result of an increase in passengers carried.

Maintenance, material and repairs. For 4Q15, maintenance, material and repairs totaled US$31.5 million, a 36.0% increase from maintenance, material and repairs of US$23.2 million in 4Q14. This increase was primarily a result of aircraft leases returned during the quarter and increases to provisions for future lease returns.

Depreciation. Depreciation totaled US$34.1 million in 4Q15, an 8.2% increase over depreciation of US$31.5 million in 4Q14. This increase was primarily driven by additional 2015 aircraft deliveries, and the accelerated depreciation of maintenance events related to leased aircraft returns during 4Q15 and scheduled for 2016.

Flight operations, aircraft rentals. landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 0.9%, from US$78.4 million in 4Q14 to US$79.0 million in 4Q15, mainly as a result of higher aircraft rentals expense related to additional leased aircraft deliveries in 4Q15.

Other. Other expenses totaled US$33.5 million in 4Q15, an increase of 40.3% mainly as a result of non-cash costs related to the launch of ConnectMiles.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled an expense of US$26.2 million in 4Q15, compared to an expense of US$80.9 million in 4Q14.

Interest expense. Interest expense totaled US$8.9 million in 4Q15, a 12.1% increase from interest expense of US$8.0 million in 4Q14, as a result a higher effective interest rate and higher outstanding debt balance (up to US$1.3 billion in 4Q15 from US$1.1 billion in 4Q14) mainly related to 2015 aircraft deliveries.

Interest income. Interest income totaled US$8.2 million, a 27.5% increase over interest income of US$6.4 million in 4Q14.

Other, net. Other net totaled an expense of US$25.4 million in 4Q15 compared to a net expense of US$79.3 million in 4Q14. Other, net includes a US$25.3 million loss in fuel hedge mark-to-market contracts.

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About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 73 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 100 aircraft: 77 Boeing 737NG aircraft and 23 EMBRAER-190s.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: (507) 304-2431

www.copa.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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Copa Holdings, S.A.
Income Statement - IFRS
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Audited	%
	4Q15	4Q14	Change	3Q15	Change	2015	2014	Change
Operating Revenues
Passenger Revenue	512,148	633,081	-19.1%	523,531	-2.2%	2,166,725	2,619,857	-17.3%
Cargo, mail and other	20,453	21,127	-3.2%	23,716	-13.8%	83,338	85,211	-2.2%
Total Operating Revenue	532,601	654,208	-18.6%	547,247	-2.7%	2,250,063	2,705,067	-16.8%

Operating Expenses
Aircraft fuel	136,881	194,147	-29.5%	149,197	-8.3%	602,776	820,694	-26.6%
Salaries and benefits	70,409	81,606	-13.7%	71,902	-2.1%	289,514	299,182	-3.2%
Passenger servicing	63,689	70,320	-9.4%	65,175	-2.3%	258,302	268,762	-3.9%
Commissions	19,556	25,582	-23.6%	22,632	-13.6%	88,557	99,115	-10.7%
Reservations and sales	24,882	23,813	4.5%	19,636	26.7%	88,051	93,766	-6.1%
Maintenance, material and repairs	31,528	23,188	36.0%	25,946	21.5%	111,181	101,421	9.6%
Depreciation	34,084	31,515	8.2%	35,485	-3.9%	134,888	115,147	17.1%
Flight operations	34,028	34,461	-1.3%	30,928	10.0%	130,930	132,156	-0.9%
Aircraft rentals	31,530	30,151	4.6%	30,409	3.7%	122,218	112,082	9.0%
Landing fees and other rentals	13,481	13,745	-1.9%	14,585	-7.6%	56,703	53,746	5.5%
Other	33,456	23,847	40.3%	30,796	8.6%	100,854	87,911	14.7%
Total Operating Expense	493,524	552,375	-10.7%	496,691	-0.6%	1,983,975	2,183,981	-9.2%

Operating Income	39,077	101,833	-61.6%	50,556	-22.7%	266,089	521,086	-48.9%

Non-operating Income (Expense):
Interest expense	(8,922)	(7,957)	12.1%	(8,271)	7.9%	(33,155)	(29,529)	12.3%
Interest income	8,155	6,396	27.5%	5,728	42.4%	25,947	18,066	43.6%
Other, net	(25,414)	(79,331)	-68.0%	(37,600)	-32.4%	(36,227)	(111,316)	-67.5%
Total Non-Operating Income/(Expense)	(26,181)	(80,892)	-67.6%	(40,143)	-34.8%	(43,435)	(122,780)	-64.6%

Income before Income Taxes	12,895	20,942	-38.4%	10,413	23.8%	222,653	398,306	-44.1%

Provision for Income Taxes	10,970	(5,214)	n/a	4,200	n/a	37,230	36,639	1.6%

Net Income	1,925	26,156	-92.6%	6,213	-69.0%	185,423	361,667	-48.7%

EPS - Basic and Diluted	0.04	0.59	-92.5%	0.14	-68.5%	4.23	8.15	-48.1%
Shares - Basic and Diluted	43,285,727	44,354,963	-2.4%	44,030,111	-1.7%	43,861,084	44,395,453	-1.2%

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Copa Holdings, S.A.

Balance Sheet - IFRS

(US$ Thousands)

	December 31,	September 30,	December 31,
	2014	2015	2014
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$202,661	$121,540	$221,443
Restricted cash and cash equivalents	64,228	48,702	52,425
Short-term investments	416,005	484,242	492,735
Total cash, cash equivalents and short-term investments	682,894	654,483	766,603

Accounts receivable, net of allowance for doubtful accounts	108,802	123,096	121,258
Accounts receivable from related parties	642	1,826	892
Expendable parts and supplies, net of allowance for obsolescence	62,247	59,910	59,954
Prepaid expenses	48,894	52,565	56,793
Other current assets	6,681	81,243	5,949
Total Current Assets	910,160	973,124	1,011,449

Long-term investments	423,474	428,259	396,802

Property and Equipment:
Owned property and equipment:
Flight equipment	3,049,689	2,955,926	2,725,407
Other equipment	101,876	98,021	89,257
	3,151,565	3,053,947	2,814,664
Less: Accumulated depreciation	(743,982)	(720,511)	(630,503)
	2,407,583	2,333,436	2,184,161
Purchase deposits for flight equipment	243,070	276,504	321,175
Total Property and Equipment	2,650,653	2,609,941	2,505,336

Other Assets:
Net pension asset	22,241	21,341	13,784
Goodwill	20,380	19,243	20,380
Intangible asset	49,046	45,335	36,915
Deferred tax Assets	21,918	22,594	17,235
Other assets	68,228	72,097	88,973
Total Other Assets	181,813	180,611	177,287
Total Assets	$4,166,100	$4,191,935	$4,090,874

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$245,514	$258,990	$187,646
Accounts payable	96,745	105,555	125,412
Accounts payable to related parties	5,605	10,712	6,749
Air traffic liability	370,994	352,283	408,012
Taxes and interest payable	60,241	59,809	63,110
Accrued expenses payable	71,808	63,432	81,291
Other current liabilities	128,643	105,901	109,277
Total Current Liabilities	979,550	956,682	981,497

Non-Current Liabilities:
Long-term debt	1,055,184	997,657	928,964
Post employment benefits liability	17,154	16,588	11,262
Other long-term liabilities	65,479	66,006	57,747
Deferred tax liabilities	46,546	45,940	36,296
Total Non-Current Liabilities	1,184,363	1,126,192	1,034,269

Total Liabilities	2,163,913	2,082,874	2,015,766

Shareholders' Equity:
Class A - 33,455,857 issued and 31,017,103 outstanding	20,924	20,924	20,859
Class B - 10,938,125 shares issued and outstanding	7,466	7,466	7,466
Additional paid in capital	57,455	56,390	53,486
Treasury Stock	(136,388)	(58,080)	(18,426)
Retained earnings	2,049,129	2,083,801	2,011,485
Accumulated other comprehensive (loss)	3,601	(1,439)	238
Total Shareholders' Equity	2,002,186	2,109,061	2,075,108
Total Liabilities and Shareholders' Equity	$4,166,100	$4,191,935	$4,090,874

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Copa Holdings, S. A. and subsidiaries
Consolidated Statement of Cash Flows
For the twelve months ended December 31,
(In US$ thousands)

	2015	2014	2013
	(Unaudited)	(Audited)	(Audited)
Cash flow from operating activities	329,928	384,892	830,265
Cash flow used in investing activities	(245,595)	(152,853)	(565,720)
Cash flow used in financing activities	(91,650)	(142,420)	(201,268)
Net (decrease) increase in cash and cash equivalents	(7,317)	89,619	63,277
Cash and cash equivalents at January 1	221,443	139,110	76,094
Effect of exchange rate change on cash	(11,465)	(7,286)	(261)
Cash and cash equivalents at December 31 *	$202,661	$221,443	$139,110

Short-term investments **	416,005	492,735	992,579
Long-term investments ***	423,474	396,802	37,590
Restricted cash and cash equivalents ****	64,228	52,425	-
Total cash and cash equivalents and investments at December 31	$1,106,368	$1,163,405	$1,169,279

* At December 2015 and 2014, cash and cash equivalents include $11.3 million and $26.1 million, respectively, of cash in Venezuela which the Company expects to use over the next quarter as part of the normal operations in that country.

** Short term - investments include $135.7 million of cash in Venezuela at December 2014.

*** Long term - investments include $422.6 million and $322.9 million at December 2015 and 2014 of cash in Venezuela, respectively.

**** Restricted cash correspond to a margin calls to secure derivative financial instruments transactions.

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Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income
Excluding Special Items	4Q15	4Q14	3Q15

Net income as Reported	$1,925	$26,156	$6,213

Special Items (adjustments):
Unrealized gain (loss) on fuel hedging instruments	(25,315)	(89,058)	(26,800)
(Loss) gain due to devaluation of Venezuelan Bolivar	146	(350)	(2,100)
(Loss) gain due to devaluation of Argentinean Peso	(6,901)	0	0
Unrealized gain (loss) on shares repurchase	2,296	0	(2,296)
Adjusted Net Income	$31,699	$115,564	$37,408

Shares used for Computation (in thousands)
Basic and Diluted	43,286	44,355	44,030

Adjusted earnings per share - Basic and Diluted	0.73	2.61	0.85

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	4Q15	4Q14	3Q15

Operating Costs per ASM as Reported	9.0	10.3	9.2
Aircraft fuel per ASM	2.5	3.6	2.8
Operating Costs per ASM excluding fuel	6.5	6.7	6.4

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